August 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Sir/Madame:

Re: Xtra-Gold Resources Corp. (the "Issuer")

Form 20-F for the fiscal year ending December 31, 2022

Filed March 31, 2023

File No. 333-139037

This is further to our reply dated July 20, 2023 and our subsequent phone discussion with Brian McAllister on July 25, 2023.

We provide the following supplemental information to our response for the items marked:

Item 16F. Changes in Registrants Certifying Accountant, page 83

We intend to provide the following additional disclosure:

"Effective August 22, 2022, the Company appointed BF Borgers CPA PC ("BF Borgers"), Certified Public Accountants, as its external auditor for the financial year ending December 31, 2022, following the discharge of Harbourside CPA LLP ("Harbourside"), Chartered Professional Accountants. BF Borgers has completed the audit of the company for the financial year ending December 31, 2022. The financial statements for the financial year ending December 31, 2022 and related Form 20-F was filed on March 31, 2023.

Harbourside, the Company's former auditor, was appointed on January 4, 2022, following the resignation of the Company's former auditor, RBSM LLP ("RBSM"), Certified Public Accountants in 2021. Harbourside completed the audit of the company for the financial year ending December 31, 2021. RBSM was the company's external auditor between October 1, 2015 and until its resignation on November 23, 2021.

The change of auditor in 2021 and 2022 was made after a careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company. Shareholder approval has been sought and obtained to confirm the appointment of BF Borgers and Harbourside at the Company's annual general meetings held in 2022 and 2023 respectively.

During the two financial years prior to December 31, 2022: (1) neither RBSM nor Harbourside issued any reports on the financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors' reports of RBSM and Harbourside qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of RBSM or Harbourside would have caused it to make reference to the subject matter of the disagreement in connection with their auditor's reports for such years, or any "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F."

Exhibit 99.1 -  Annual Financial Statements for the year ended December 31, 2022

 Report of Independent Registered Public Accounting Firm, page 1

We will be adding the auditor reports for the financial years ending December 31, 2020 completed by RBSM and December 31, 2021 completed by Harbourside. Copies of their audit reports are enclosed.

We trust the foregoing is satisfactory.

Yours truly,

XTRA-GOLD RESOURCES CORP.

Per: James W. Longshore

 Chief Executive Officer

Encl.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Xtra-Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (The "Company") as of December 31, 2020, 2019 and 2018 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, 2019 and 2018 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit and expects future losses that raise substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RBSM LLP

We have served as the Company's auditor since 2015.

Henderson, Nevada
March 31, 2021

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Xtra-Gold Resources Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Xtra-Gold Resources Corp. and subsidiaries (the "Company") as of December 31, 2021, and the related consolidated statements of operations, equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Xtra-Gold Resources Corp. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating losses from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Harbourside CPA

Vancouver, Canada

March 31, 2022

We have served as the Company's auditor since January 2022.